One Financial Center Boston, MA 02111 617 542 6000

September 23, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Sasha Parikh and Jenn Do

Re:	CervoMed Inc. Form 10-K for the year ended December 31, 2024 Filed March 17, 2025 File No. 001-37942

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, CervoMed Inc., a Delaware corporation (the “Company”), in response to the written comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by your letter dated September 12, 2025 (the “Comment Letter”), relating to the above-referenced Annual Report on Form 10-K.

For reference, we have set forth below in italics the Staff’s comment from the Comment Letter and have keyed the Company’s responses to the numbering of the comment and the headings used in the Comment Letter.

Form 10-K for the year ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 84

1.

Please provide proposed revised disclosure to be included in future filings to disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact, explaining why you do not maintain and evaluate research and development costs by project, and provide other quantitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) for any unallocated expenses which should reconcile to total research and development expense on the Statements of Operations. In this regard, quantify the change in each of the factors noted for the increase in research and development expense for each period presented. This would also apply to the factors noted for the increase in your general and administrative expenses.

BOSTON    LOS ANGELES    MIAMI    NEW YORK    SAN DIEGO    SAN FRANCISCO    TORONTO    WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ September 23, 2025 Page 2

The Company respectfully acknowledges the Staff’s comment and, in future filings, will expand its disclosure in accordance with the Staff’s comment.

By way of example, using information regarding the Company’s research and development expenses and general and administrative expenses for the six months ended June 30, 2025 and 2024, the Company expects future disclosure to read substantially as follows:

Research and Development Expenses

Although neflamapimod is our only drug candidate in active development and research and development expenses are reported as a single segment, we track certain outsourced development, outsourced personnel costs and other external research and development costs of our neflamapimod clinical and non-clinical development programs on an indication-by-indication basis. A portion of our external costs are related to neflamapimod’s development generally and therefore not allocated on such a basis and, similarly, we do not track internal research and development costs by indication.

The following table summarizes our research and development expenses for the six months ended June 30, 2025 and 2024.

	Six Months Ended, June 30,
	2025	2024	$ Change	% Change
Neflamapimod (Clinical / Non-Clinical)
DLB	4,185,507	5,436,645	(1,251,138)	(23)%
PPA	533,226	0	553,226	(a)
Recovery After Stroke	555,703	0	555,703	(a)
Other Clinical and Non-Clinical	1,020,140	1,807	1,018,333	56,355%
Personnel costs, excluding stock-based compensation	2,293,539	592,533	1,701,007	287%
Stock-based Compensation	244,861	104,134	140,727	135%
Other research and development expenses, including CMC	1,113,446	451,530	661,916	147%
Total Research and Development Expenses	9,946,423	6,586,649	3,359,774	51%
(a)	No expenses in prior year period.

The aggregate $3.4 million increase in research and development expenses was primarily due to an increase of $1.7 million in personnel costs, driven by higher headcount and outsourced consulting costs, and increases of $1.0 million and $0.7 million in other clinical and non-clinical costs and other research and development costs, respectively, driven by increased non-clinical and CMC activities to evaluate, analyze and address the drug product issue identified in December 2024. These increases were offset by a net decrease in costs related to our neflamapimod clinical programs, as a $1.3 million decrease in costs related to our DLB program – where the final patient visit of the Extension Phase of our RewinD-LB Trial was completed during the quarter – was partially offset by an aggregate increase of $1.1 million in costs related to our recovery after stroke and PPA programs, as our Restore Trial and Phase 2a trial in the nonfluent/agrammatic variant of PPA were both initiated in the second quarter of 2025.

MINTZ September 23, 2025 Page 3

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the six months ended June 30, 2025 and 2024.

	Six Months Ended, June 30,
	2025	2024	$ Change	% Change
Personnel costs, excluding stock-based compensation	2,835,869	2,007,066	828,803	41%
Stock-based Compensation	613,321	692,662	(79,341)	(11)%
Professional fees	1,342,677	1,297,963	44,714	3%
Insurance, taxes and similar fees	659,585	512,195	147,390	29%
Other general and administrative expenses, including IT, facilities, supplies and similar costs	196,499	129,724	66,776	51%
Total General and Administrative Expenses	5,647,951	4,639,609	1,008,342	22%

The aggregate $1.0 million increase in general and administrative expenses was primarily due to an increase of $0.7 million in personnel costs (inclusive of stock-based compensation), driven by higher headcount and severance costs related to the separation of our Former COO, plus an increase of $0.3 million in professional fees, insurance, taxes, and other miscellaneous general and administrative expenses.

* * * * *

If the Staff should have any further questions, or would like further information, concerning the responses above, please do not hesitate to contact me at (617) 348-4416 or jsmccaffrey@mintz.com. We thank you for your time and attention.

Sincerely, /s/ Jason S. McCaffrey Jason S. McCaffrey
cc:	CervoMed Inc. John Alam, Chief Executive Officer William Elder, Chief Financial Officer and General Counsel Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. William Hicks